Exhibit 99.1

Eco Wave Power – Publication of Interim Report for The Six Months Ended June 30, 2021

Stockholm, August 26, 2021 –Today, Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”) today announced financial results and published an interim report for the six months ended June 30, 2021.

Six Months Ended June 30, 2021

Group

●	Revenues of SEK 0.26 million compared to SEK 0 in the same period in 2020 (USD 31 thousands compared to USD 0, respectively) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s WEC technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating loss increased to SEK -10.8 million compared to SEK -6.7 million in the same period in 2020 (USD -1.29 million compared to USD -0.69 million, respectively). Research and development expenses increased to SEK 3.0 million compared to SEK 1.4 million in the same period in 2020 (USD 0.35 million compared to USD 0.14 million, respectively), sales and marketing expenses amounted to SEK 1.8 million compared to SEK 1.5 million in the same period in 2020 (USD 0.22 million compared to USD 0.16 million, respectively). General and administrative expenses amounted to SEK 6.0 million compared to SEK 3.8 million in the same period in 2020 (USD 0.7 million compared to USD 0.4 million, respectively). Q2 2020 general and administrative expenses were reduced by a one-off item by SEK 1.14 million (USD 0.12 million), pertaining to a one-off cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to SEK -10.4 million compared to SEK -7.6 million in the same period in 2020 (USD -1.24 million compared to USD -0.79 million, respectively).

●	Loss per share of SEK -0.3 compared to SEK -0.22 in the same period in 2020 (USD -0.04 compared to USD -0.02, respectively).

●	As of June 30, 2021, cash and cash equivalents amounted to SEK 77 million (USD 9.04 million) and shareholders’ equity amounted to SEK 78 million (USD 9.1 million)

●	Total number of outstanding shares amounted to 35,194,844 compared to 35,194,844.

●	Cash flow from operating activities decreased to SEK -11.0 million compared to SEK -9.8 million in the same period in 2020 (USD -1.29 million compared to USD -0.93 million, respectively).

●	Average number of employees of 15 compared to 15 in the same period in 2020.

Parent Company

●	Loss for the period amounted to SEK 1.5 million compared to SEK -0.8 million in the same period in 2020 (USD -0.18 million compared to USD -0.08 million, respectively). Q2 2020 General and administrative expenses were reduced by a one-off item by SEK 1.14 million (USD 0.12 million) - see comments on Group above.

●	As of June 30, 2021, Shareholders’ equity amounted to SEK 98.2 million (USD 11.5 million).

Significant events in the quarter

●	EWP EDF One Project - Pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-3249) Eco Wave Power completed the breakwater’s cement reinforcement works, meant to enable the installation of floaters on the sea wall of the Port of Jaffa, Israel. In parallel, the company is in an advanced production process of the first set of floaters. Upon completion of the production, the Company will gradually commence installation of the floaters, supporting structures and, hydraulic pipes onto the new cement layers of the breakwater.

In June, the company announced that the conversion unit of the EWP-EDF One unit has arrived at the implementation site at the Port of Jaffa. Preparations are underway for the unit’s installation and grid-connection.

●	Portugal - In order to accelerate the progress of its’ Portuguese planned project, Eco Wave Power appointed Pedro Ernesto Ferreira as head of its Portuguese operations.

The news came shortly after Eco Wave Power revealed the incorporation of a subsidiary in Portugal, which commenced the licensing process for first 1MW of the 20MW Concession Agreement entered with APDL in 2020. Pedro brings a wealth of experience developing from leading advanced energy organizations. He began his professional career at EFACEC Group (“EFACEC”), as a member of the research and development team responsible for many of the energy applications present in EFACEC’s product “Scatex Plus” for Supervisory, Control and Data Acquisition, for management of electric power systems, present in several utilities for operational grid management. Presently he is an asset management specialist at Energias de Portugal (“EDP”)– his main purpose is to supervise and manage the operation of all EDP’s hydroelectric power plants in Portugal ensuring the surveillance, flood control and remote operation of the installations. Pedro holds a Master’s degree in electrical and Computer Engineering from the Faculty of Engineering of the University of Porto (FEUP) and has been working towards a PhD on Sustainable Energy Systems at FEUP/Massachusetts Institute of Technology and Institute for Systems and Computer Engineering, Technology and Science. He is also the Chair of Future Energy Leaders in Portugal and member of FEL100 (a program by the Associação Portuguesa da Energia and World Energy Council).

Following the appointment, the company announced that Capitania do Porto do Douro (Port Authority of the Douro), in Portugal, has provided an approval for the installation of a Spotter Buoy in proximity to Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region. The installation of the Spotter Buoy was performed on the 24th of June, by the Portuguese diving company – OCEANSUBTECH, which has several decades of experience in commercial diving for the purpose of projects installation, maintenance and inspection of underwater structures, maritime, and hydraulic works.

●	Projects Pipeline and Penetration to New Markets - Eco Wave Power entered a memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW in the port. In addition, Eco Wave Power was selected to participate in Rising UP in Spain, a soft-landing and acceleration initiative by the Spanish governmental organization ICEX Invest in Spain, and in Global Tech Connect UK Cleantech Bootcamp. The programs are a unique opportunity for Eco Wave Power to establish partnerships and grow in Spain and the UK, two of the world’s most attractive markets for wave energy.

●	Grants - Eco Wave Power received three grant approval notices during the month of June, with the first being a 178,500 Euro grant from the European Union (the “EU”) as part of the ILIAD Consortium. The ILIAD Consortium, which has been awarded €17 million by the European Union (EU) as part of the €1 billion European Green Deal, is comprised of 56 partners from 18 different countries in Europe, the Middle East and North Africa and will develop, operate, and demonstrate the ILIAD Digital Twin of the Ocean (DTO).

The second grant was awarded to Eco Wave Power and the Queen Mary University of London (QMUL) by the Wohl Clean Growth Alliance, with the goal of promoting and facilitating the establishment of a long-term research collaboration between Professor Guang Li and Dr. Kamyar Mehran from QMUL, and Eco Wave Power’s engineering team.

The third grant was approved for Eco Wave Power Gibraltar, a subsidiary of Eco Wave Power, by Innovate UK – the UK’s innovation agency. a grant budget of 296,787 GBP was approved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with the QMUL [Global comment: “QMUL” was defined above already], the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party’s contribution to the project, and Eco Wave Power will be granted 103,993 GBP (approximately SEK1,229,446), and will contribute additional 44,569 GBP (approximately SEK 526,912).

●	Name Change - EWPG Holding AB announced a name change to “Eco Wave Power Global”, in order to better reflect the Eco Wave Power brand. The name change was approved by the company’s shareholders at an extraordinary general meeting held on May 31, 2021.

●	Media Coverage & Recognition - Eco Wave Power and its’ innovative technology were featured in The Daily Climate Show, a new series by Sky News which investigates how global warming is changing our landscape and impacting our lives, while Inna Braverman, Founder and CEO of Eco Wave Power participated in an industry roundtable discussion session at the Qatar Economic Forum, powered by Bloomberg. The Forum hosted leading speakers including: The Rt. Hon. Boris Johnson MP-Prime Minister of the United Kingdom, Steven T. Mnuchin- 77th Secretary of the Treasury of The United States of America, David Beckham, Börje Ekholm- President and CEO of Ericsson Group, Ruth Porat- Chief Financial Officer of Alphabet Inc. and Google LLC, Patrick Pouyanné- Chairman and CEO of TotalEnergies SE and other business leaders, heads of state and policy innovators.

Significant events after the reporting date

●	Changes in the Company’s equity - On July 6, 2021, Eco Wave Power announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq US”) on July 1, 2021.

EWPG granted A.G.P./Alliance Global Partners (“A.G.P.”), the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions and other offering expenses, including the exercise of the over-allotment option. Net proceeds were approximately $7.8 million. The financial effect of the IPO is not reflected in the Company’s interim report as they occurred after the reporting date.

●	Collaboration Agreement Signed Between Eco Wave Power and The Israeli Ministry of Defense and The Israeli Navy - On August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. has entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing the Eco Wave Power technology at Navy bases.

According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations in the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the information collected with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases.

●	Portugal - On August 19, 2021 Eco Wave Power announced that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), has received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”) in April 2020, for the potential usage of four locations owned and operated by APDL.

A Word From the CEO

The second quarter of 2021 has been an eventful period for Eco Wave Power Global.

In the operational aspect, we have fully completed the breakwater’s cement works for the EWP-EDF One project and have transported the project’s conversion unit to the implementation site.

Currently, the Company is progressing with the production of the floaters and is in the process of installing the hydraulic pipes, building an access platform for the conversion unit, working towards finalizing the grid-connection works, and performing other necessary works on the land side of the project. Once the wave energy array will be operational and gridconnected, it will be the first time in the history of Israel that wave energy will officially connected to the national electric grid.

Whereas, in Portugal the company appointed Pedro Ernesto Ferreira as head of our Portuguese operations, shortly after we announced the incorporation of a subsidiary in Portugal, which commenced the licensing process for first 1MW of the 20MW Concession Agreement entered with APDL in 2020.

On August 19, 2021 we were pleased to announce that we received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG).

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

In addition, the Company installed a Spotter Buoy in proximity to Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region.

We have also continued our new-markets penetration strategy with the signing of a memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW and participating in two accelerator programs: In Spain (Rising UP in Spain) and in the UK (Cleantech Bootcamp 2021). Both programs present a unique opportunity to establish partnerships and to grow in two of the world’s most attractive markets for wave energy.  Spain has 8,000 km of coastline and set an ambitious target of 74% renewables by 2030, while the UK has over 12,500 km of coastline and a target of reaching net-zero by 2050.

Both programs present a unique opportunity to establish partnerships and to grow in two of the world’s most attractive markets for wave energy. Spain has 8,000 km of coastline and set an ambitious target of 74% renewables by 2030, while the UK has over 12,500 km of coastline and a target of reaching net-zero by 2050.

While on August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases, which may open a whole new potential market sector for wave power.

In the same time, during this quarter, we were able to reinforce the Company’s capital position, through the winning of three different grants: an EU grant (as part of the ILIAD Consortium, The European Green Deal), a grant from Wohl Clean Growth Alliance and a third grant from Innovate UK. We believe this reinforces the European interest and support for the wave energy sector.

In addition, we have dual listed our Company to the Nasdaq US (where our ADSs trade under ticker symbol: WAVE) and raised 9.2 million USD (around SEK 80 million), before deducting underwriting discounts, commissions, and other offering expenses.

The newly raised funds meet most of the near future capital requirements and enable us to accelerate our commercialization plan.

I would like to finalize my letter by welcoming the new shareholders of Eco Wave Power Global, following our listing on Nasdaq US on the first of July 2021.

Thank you for joining our journey of changing the world, one wave at a time!

Kind Regards
Inna Braverman
CEO

For the full interim report in Swedish kronor (SEK), please click here.

For the full interim report presented in USD please see attachment.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“Eco Wave Power”) is a leading onshore wave energy technology company that has developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and Eco Wave Power’s ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses that the Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, that the Company will gradually commence installation of floaters, its project pipeline and grants, its collaboration agreement with the Israeli Navy, including the terms of the agreement, the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases, its Concession Agreement with APDL, that once the Company’s wave energy array will be operational and grid connected, it will be the first time in the history of Israel that wave energy will officially connect to the national electric grid, and its participation in two accelerator programs and the potential from these programs. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+972 350 940 17

Aharon Yehuda, CFO

aharon@ecowavepower.com

+972 362 028 07